PRESS RELEASE

Banro Announces Year End 2016 Financial Results

Toronto, Canada – April 3, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the full year 2016 and fourth quarter 2016.

FINANCIAL HIGHLIGHTS
•	Record 2016 revenue of $228 million, a 46% increase over 2015 ($157 million)
•	Gross earnings from operations of $22 million
•	2016 EBITDA of $62 million
•	Stakeholder approvals, with support of over 90% of votes cast, received for Recapitalization transactions

OPERATIONAL HIGHLIGHTS
•	2016 annual gold production of 197,691 ounces
•	Twangiza produced 104,438 ounces of gold in 2016; 26,395 ounces in Q4 2016
•	Namoya produced 93,253 ounces of gold in 2016; 24,054 ounces in Q4 2016
•	191,966 ounces of gold were sold at an average price of $1,190 per ounce (135,391 ounces of gold were sold at an average price of $1,157 per ounce in 2015)
•	2016 consolidated cash costs per ounce of gold of $761, in line with guidance

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

''We are pleased with the overwhelming support from our stakeholders in the approval of the Company’s Recapitalization, that we expect to be implemented in the coming weeks,” commented Banro CEO and President John Clarke. “With the ongoing support of our stakeholders, we expect to continue to increase the performance of both Twangiza and Namoya.”

(I) FINANCIAL

Effective January 1, 2016, commercial production was declared at Namoya. As such, the financial results for the year ended December 31, 2016, reflect the activity of both Twangiza and Namoya while the financial results for the year ended December 31, 2015, reflect the activity of only Twangiza. The table below provides a summary of financial and operating results for the three months and years ended December 31, 2016 and 2015, as well as the three months ended September 30, 2016:

	Q4 2016	Q4 2015	Change %	Q3 2016	2016	2015	Change %

Selected Financial Data

Operating revenues	54,692	34,606	58%	67,465	228,346	156,710	46%

Total mine operating expenses1	(53,377)	(25,232)	112%	(56,085)	(205,912)	(100,665)	105%

Gross earnings from operations	1,315	9,374	(86%)	11,380	22,434	56,045	(60%)

Net loss	(9,654)	(19,446)	(50%)	(4,658)	(50,932)	(73,543)	(31%)

EBITDA	9,720	11,922	(18%)	23,871	62,154	68,268	(9%)

Basic net (loss)/earnings per share ($/share)	(0.03)	(0.08)	(63%)	(0.02)	(0.17)	(0.29)	(41%)
Key Operating Statistics
Average gold price received ($/oz)	1,163	1,106	5%	1,266	1,190	1,157	3%
Gold sales (oz)	47,034	31,303	50%	53,284	191,966	135,391	42%
Gold production (oz)	50,449	30,440	66%	53,377	197,691	135,532	46%
All-in sustaining cost per ounce ($/oz) – mine site	973	745	31%	869	900	657	37%
Cash cost per ounce ($/oz)	811	601	35%	734	761	553	38%
Gold margin ($/oz)	352	505	(30%)	532	429	604	(29%)
Financial Position
Cash including restricted cash	11,373	2,262		19,566	11,373	2,262
Gold bullion inventory at market value[2]	10,550	2,398		7,169	10,550	2,398
Total assets	897,940	871,731		898,754	897,940	871,731
Long term debt - current and non-current	206,479	168,127		204,543	206,479	168,127

(1) Includes depletion and depreciation.
(2) This represents 9,207 ounces of gold bullion inventory shown at December 31, 2016 closing market price of $1,146 per ounce of gold.

•

Operating revenues for the year ended December 31, 2016 were $228,346, 46% higher compared to the prior year of $156,710. During 2016, ounces of gold sold increased by 42% to 191,966 ounces compared to sales of 135,391 ounces during 2015 due to the contribution of sales from Namoya partially offset by lower production at Twangiza. The average gold price per ounce sold during 2016 was $1,190, comparable to an average price of $1,157 per ounce obtained during 2015. The average gold price per ounce was lower than the average spot gold price during 2016 as a result of lower implied prices for stream revenues recognized.

•

Mine operating expenses, including depletion and depreciation, for the year ended December 31, 2016 were $205,912, compared to the prior year of $100,665. The increase is a result of the operating expenses attributable to Namoya which were treated as capitalized development costs throughout 2015. With the contribution of two operating mines, the $105,247 increase in mine operating expenses attributable to production costs and depletion and depreciation, were $71,001 and $34,246, respectively, for the year ended December 31, 2016.

•

Gross earnings from operations for the year ended December 31, 2016 were $22,434, compared to $56,045 for the prior year period. The 46% increase in revenue for the year ended December 31, 2016 was more than offset by 105% increase in mine operating expenses as a result of the contribution from two mines.

•

Consolidated EBITDA for the year ended December 31, 2016 was $62,154 compared to $68,268 for 2015, reflecting the lower production levels at Twangiza offset by the contribution from Namoya. Consolidated EBITDA for the three months ended December 31, 2016 was $9,720, a decrease from $23,871 for the three months ended September 30, 2016 due to lower production levels at both the Twangiza and Namoya mines.

•

Net loss for the year ended December 31, 2016 of $50,932, was driven by finance expenses of $45,693 and non-cash items totaling approximately $8,591, relating primarily to fair value losses on mark-to-market derivative liabilities such as the gold forward sale agreements and preferred shares, due to improvements in the gold price environment.

•

Cash costs per ounce sold for the fourth quarter of 2016 were $811, 35% higher than $601 for the prior year period. The increase in cash costs are mainly due to the strong performance from Twangiza during 2015 when production levels exceeded expectations resulting in significant benefits in unit costs and Namoya being under development in 2015. With Namoya in production, cash costs per ounce on a sales basis for the year ended December 31, 2016 were $761 per ounce of gold, in line with guidance of $700 to $800 per ounce of gold, representing a 38% increase from $553 per ounce of gold for the year ended December 31, 2015.

•

Mine site all-in sustaining costs for the year ended December 31, 2016 were $900 per ounce (compared to $657 per ounce of gold for the year ended December 31, 2015) driven by higher cash costs and higher levels of sustaining capital expenditures per ounce. Mine site all-in sustaining costs for the fourth quarter of 2016 were $973 per ounce of gold (compared to $745 per ounce of gold in 2015) due to higher cash costs and higher levels of sustaining capital expenditures per ounce.

(II) OPERATIONAL - TWANGIZA

•	During 2016, Twangiza experienced 1 loss time injury (“LTI”) relating to employees and 3 LTIs relating to contractors.

•

During 2016, the plant at the Twangiza Mine processed 1,673,178 tonnes of ore at an average grade of 2.71 g/t Au (compared to 1,714,593 tonnes of ore at 3.03 g/t Au during 2015). The process recovery during 2016 was 72.7% (compared to 80.9% during 2015) to produce 104,438 ounces of gold (compared to 135,532 during 2015). Recoveries at Twangiza during the year were driven by the blend of ore type based on the available mining faces.

(III) OPERATIONAL – NAMOYA

•	During 2016, Namoya experienced no LTIs relating to employees and 1 LTI relating to contractors.

•

During 2016, the plant at the Namoya Mine stacked 2,209,212 tonnes of ore (compared to 1,416,156 tonnes during 2015). Namoya stacking levels increased from commercial production levels at the beginning of the year to design capacity levels during the second half of 2016. The head grade of ore stacked during 2016 was 1.89 g/t Au (compared to 1.88 g/t Au during 2015). Namoya produced 93,253 ounces of gold during 2016 (compared to 47,837 ounces of gold 2015).

(IV) EXPLORATION

•	During 2016, exploration activities were limited to low level regional exploration and continued preparation for increased activity levels focusing on near mine exploration.

(V) CORPORATE DEVELOPMENT

•

In February 2016, the Company closed a $67,500 gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFW Banro Investments Limited (“RFWB”), a subsidiary of the Baiyin Stream Partnership I, LP, (a mining investment fund managed by Resources FinanceWorks Limited), a $22,500 term loan (“Term Loan”) funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”), and an $8,750 equity private placement to RFWB. With the closing of these transactions, the Company set aside restricted funds for the remaining three interest payments under the Company’s outstanding senior secured notes (the “Notes”).

•

The Twangiza Transaction provided for the payment by the purchaser of a deposit in the amount of $67,500 and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser a buyback price in cash equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

•

The Term Loan represents a loan of $22,500 with an initial maturity date of November 30, 2016 extended until November 30, 2020 provided certain financial tests are met that was subsequently changed to March 1, 2017. The facility bears interest at a rate of 8.5% per annum, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. Banro issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the Term Loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of $0.2275 for a period of three years.

•

Under the private placement transaction, Banro issued 50 million common shares and 2.5 million warrants to RFWB, for total gross proceeds to the Company of $8,750. These warrants have the same terms as the Warrants issued under the Term Loan transaction as set forth above. The 50 million shares acquired by RFWB currently represent approximately 16.5% of the outstanding common shares of Banro. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

•

In February 2016, concurrent with the closing of the above transactions, RFWB purchased from Gramercy $40,000 of the Notes issued by Banro on March 2, 2012 and $20,000 of the outstanding preferred shares issued by subsidiaries of Banro on February 28, 2014.

•

In April 2016, the Company announced a mineral resources and mineral reserves update, increasing the Company’s mineral reserves 9% to 3.18 Moz after depletion of 0.21 Moz at Twangiza and Namoya, effective as of December 31, 2015.

•

During 2016, the Company advanced planning and analysis on its potential hydro power project opportunities relating to operations at both Twangiza and Namoya. It is expected that the hydro power projects would provide significant savings in power generation costs, reducing overall operating costs throughout the life of mine.

•

In July 2016, the Company entered into a $10,000 loan facility with Baiyin International Investment Ltd. (“Baiyin”). Baiyin is an affiliate of RFWB, which currently owns approximately 16.5% of the outstanding common shares of the Company. The loan facility was funded by Baiyin in two equal tranches, the first tranche was funded in July 2016 and the second tranche was funded in September 2016. In connection with the loan facility, the Company and Baiyin agreed to the terms of a dore purchase arrangement, pursuant to which Baiyin will purchase, at market prices, approximately 50% of the gold dore produced by Twangiza and approximately 50% of the gold dore produced by Namoya, in each case until the date the loan facility is repaid. As of the date of this MD&A, this arrangement had not yet been fully implemented. The terms of the Recapitalization contemplate that the maturity date of the said loan facility will be extended to February 28, 2020.

•

In January 2017, the Company entered into a support agreement with major stakeholders of the Company to refinance a total of $207,500 of outstanding debt, equitize outstanding preferred and preference shares, and raise $45,000 by way of a gold forward sale (collectively the “Recapitalization”).

The maturing Notes of $175,000 and Term Loan of $22,500 will be replaced by new $197,500 senior secured notes (“New Notes”) with a 4-year maturity. The Series A preference shares of the Company and preferred shares of three of its Barbados subsidiaries (collectively the “Preferred Shares”) (including the value of accrued and unpaid dividends with the exception of an estimated $1,600) will be converted into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis. A new secured gold forward sale will provide $45,000 for the Company to be used for working capital and general corporate purposes, including payment of transaction costs and repayment of an interim loan of $6,500 provided in February 2017. In connection with this Recapitalization, holders of the New Notes will be issued 575.11449 common shares per $1 of principal, in aggregate representing approximately 10% of the common shares of the Company on a fully-diluted basis. Outstanding stock options with an exercise price of Cdn$0.80 per share or higher will be cancelled. Existing shareholders together with outstanding warrants and stock options not cancelled will, in aggregate, retain approximately 30% of the common shares of the Company on a fully-diluted basis.

On March 31, 2017, meetings of Noteholders, preference shareholders and common shareholders of the Company were held and the requisite security holder approvals for the Recapitalization were obtained at those meetings. Implementation of the Recapitalization remains subject to successfully obtaining all other required approvals including those from the court, the Toronto Stock Exchange and the NYSE MKT. Implementation of the Recapitalization is expected to occur in early to mid-April 2017.

If the remaining requisite approvals are not obtained, the Company may immediately seek to enter Canadian insolvency proceedings under the Companies’ Creditors Arrangement Act (“CCAA”). The support agreement contemplates that any CCAA plan must be acceptable to certain of the supporting parties and may provide that the existing common shares and all options, warrants, rights or similar instruments be cancelled and extinguished without consideration. Subject to the agreement of certain supporting parties, the Notes, the Term Loan and the Preferred Shares shall be treated in a manner consistent with the Recapitalization or in a manner otherwise acceptable to certain of the supporting parties in the event of a CCAA plan.

Outlook

Banro intends to control costs by continuing to improve operating efficiencies through optimizing operating procedures and increasing production and processing capacities at Twangiza and Namoya to benefit from economies of scale, while maintaining strong environmental and safety standards.

The Company also intends to transition from diesel to hydro generated power at Twangiza and Namoya which is expected to significantly reduce operating costs. Diesel generator sets would remain on site to serve as back-up power solutions in case of droughts or operational issues with a hydro plant. Banro is pursuing discussions with third parties with respect to the potential construction, financing and operation by third parties of a hydro plant that would be large enough to provide power to both Twangiza and Namoya. In addition, management is in the process of planning and implementing certain efficiency improvements at Twangiza and Namoya. At Twangiza, the Company intends to increase mill throughput by 10% to 15% from current design capacity through de-bottlenecking activities such as the incremental expansion of the pre-crushing circuit. At Namoya, the Company is planning to implement various optimization measures to enhance production and reduce operating costs, including the optimization of the crushing circuit, the agglomerated heap leap processing circuit and the installation of higher capacity pumps.

Furthermore, the Company is actively investigating the possibility of establishing underground mining under the existing open pits. Given Twangiza’s topography, adit access by horizontal or nearly horizontal shafts would be employed which tends to be less capital intensive than typical underground mining operations which utilize vertical shafts. Like at Twangiza, Namoya’s mineral resources endowment is also suited for underground mining under its existing pits through adit access. Banro anticipates that it would pursue the underground expansion at Namoya before doing so at Twangiza.

In consideration of current gold prices and the Company’s intent to operate the two existing mines to their maximum potential, the Company has developed several key objectives for 2017. These objectives are aimed at increasing gold production while containing costs and increasing the Company’s quality of mineral resources to potentially improve the medium term economics of the mines. These objectives include:

•	Implement the fine crushing expansion project at Twangiza while continuing to optimize the plant and rationalize costs.

•	Focus on maintaining steady production at Namoya with a focus on the heap leach.

•	Progress the new TMF at Twangiza to support the increased mine life of the operation and reduce the overall cost of tailings disposal for Twangiza.

•	Continue exploration initiatives on completing additional delineation for the Namoya resource and defining the resources on the newly discovered targets.

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Non-IFRS Measures

Management uses cash costs, all-in sustaining costs, average gold price received, gold margin, and EBITDA to monitor financial performance and provide additional information to investors and analysts. These measures do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association that included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis. The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

	Q4 2016			Q4 2015
	Twangiza	Namoya	Consolidated	Twangiza	Q3
					2016
Mine Operating Costs ($)	25,850	27,527	53,377	25,232	56,085

Depreciation ($)	(6,475)	(8,782)	(15,257)	(6,416)	(16,977)

Cash Costs ($)	19,375	18,745	38,120	18,816	39,108
Sustaining Capital ($)	5,405	2,255	7,660	4,507	7,188
All-In Sustaining Cost - Mine Site ($)	24,780	21,000	45,780	23,323	46,296
General and Administrative Costs and Other ($)			4,492		3,814
All-In Sustaining Cost - Total ($)			50,272		50,110

Ounces Sold	24,459	22,575	47,034	31,303	53,284
Cash Cost per Ounce $/oz	792	830	811	601	734
All-In Sustaining Cost per Ounce - Mine Site $/oz	1,013	930	973	745	869
All-In Sustaining Cost per Ounce - Total $/oz			1,069		940

	2016			2015	2014
	Twangiza	Namoya	Consolidated	Twangiza	Twangiza
Mine Operating Costs ($)	98,409	107,503	205,912	100,665	96,045
Depreciation ($)	(26,114)	(33,880)	(59,994)	(25,748)	(26,897)
Cash Costs ($)	72,295	73,623	145,918	74,917	69,148
Sustaining Capital ($)	16,299	10,477	26,776	14,096	9,945
All-In Sustaining Cost - Mine Site ($)	88,594	84,100	172,694	89,013	79,093
General and Administrative Costs and Other ($)			17,151
All-In Sustaining Cost - Total ($)			189,845

Ounces Sold	101,496	90,470	191,966	135,391	101,225
Cash Cost per Ounce $/oz	712	814	761	553	683
All-In Sustaining Cost per Ounce - Mine Site $/oz	873	930	900	657	781
All-In Sustaining Cost per Ounce - Total $/oz			989

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

EBITDA is intended to provide additional information to investors and analysts to determine cash earnings before financing and taxes. The Company calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, depreciation and amortization, and other non-cash charges. EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net loss for the period and EBITDA is presented below:

Q4 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	226	(5,636)	(5,410)	(4,244)	(9,654)
Finance expenses	1,050	1,886	2,936	8,499	11,435
Other non-cash charges	(1,184)	(14)	(1,198)	(6,621)	(7,819)
Share-based payments	6	5	11	76	87
Depletion and depreciation	6,475	8,782	15,257	14	15,271
Taxes	-	-	-	400	400
EBITDA	6,573	5,023	11,596	(1,876)	9,720

Q3 2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	4,172	1,439	5,611	(10,269)	(4,658)
Finance expenses	911	1,611	2,522	7,854	10,376
Other non-cash charges	345	48	393	714	1,107
Share-based payments	8	2	10	46	56
Depletion and depreciation	6,631	10,346	16,977	13	16,990
EBITDA	12,067	13,446	25,513	(1,642)	23,871

Q4 2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	2,784	(15,311)	(12,527)	(6,919)	(19,446)
Finance expenses	727	108	835	2,454	3,289
Other non-cash charges	1,641	11,128	12,769	8,396	21,165
Share-based payments	12	-	12	72	84
Depletion and depreciation	6,416	-	6,416	14	6,430
Taxes	-	-	-	400	400
EBITDA	11,580	(4,075)	7,505	4,417	11,922

2016	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	4,116	(14,107)	(9,991)	(40,941)	(50,932)
Finance expenses	5,818	5,920	11,738	31,531	43,269
Other non-cash charges	4,627	1,727	6,354	2,532	8,886
Share-based payments	39	24	63	420	483
Depletion and depreciation	26,114	33,880	59,994	54	60,048
Taxes	-	-	-	400	400
EBITDA	40,714	27,444	68,158	(6,004)	62,154

2015	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	36,856	(88,920)	(52,064)	(21,479)	(73,543)
Finance expenses	3,694	404	4,098	14,615	18,713
Other non-cash charges	6,138	84,441	90,579	5,563	96,142
Share-based payments	97	-	97	636	733
Depletion and depreciation	25,748	-	25,748	75	25,823
Taxes	-	-	-	400	400
EBITDA	72,533	(4,075)	68,458	(190)	68,268

2014	Twangiza	Namoya	Total Mine	Corporate	Consolidated
	$	$	$	$	$
Net Income/(Loss)	20,163	(327)	19,836	(19,516)	320
Finance expenses	4,796	327	5,123	7,247	12,370
Other non-cash charges	337	-	337	804	1,141
Share-based payments	(9)	-	(9)	561	552
Depletion and depreciation	26,897	-	26,897	88	26,985
EBITDA	52,184	-	52,184	(10,816)	41,368

NYSE MKT LLC Company Guide Matters

The following additional information, which relates to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2016 (the “Annual Financial Statements”) filed today, is being provided pursuant to the requirements of the NYSE MKT Company Guide. NYSE MKT Company Guide Section 610(b) requires separate disclosure of receipt of an audit opinion containing going concern explanatory language. As was the case last year, the audit opinion accompanying the Annual Financial Statements includes an emphasis of matter paragraph with respect to the Company’s use of the going concern assumption. The Annual Financial Statements are included in the Company’s annual report on Form 20-F dated April 2, 2017 filed today with the U.S. Securities and Exchange Commission via EDGAR at www.sec.gov, and have also been filed today with applicable Canadian securities regulators via SEDAR at www.sedar.com. The Annual Financial Statements are also available on the Company’s website at www.banro.com, and hard copies of the Annual Financial Statements are available, free of charge, to shareholders upon written request.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed implementation of the Recapitalization, the satisfaction of the remaining conditions, and the timing to complete the Recapitalization and the anticipated effect of the Recapitalization on the Company’s operations and financial condition, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the risk that the Company will be unable to obtain all remaining approvals necessary for implementation of the Recapitalization or may not be able to satisfy the other conditions to the completion of the Recapitalization contained in the support agreement; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com